

January 10, 2017

<u>Via E-mail</u>
Robert J. Stanzione
Chief Executive Officer
     and Chairman of the Board
ARRIS International plc
3871 Lakefield Drive
Suwanee, Georgia 30024

    **Re: ARRIS International plc
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 1-37672**

Dear Mr. Stanzione:

    We refer you to our comment letter dated December 21, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance